Exhibit (a)(5)(B)

Baozun Inc. Announces Completion of Repurchase Right Offer for
1.625% Convertible Senior Notes due 2024

SHANGHAI, China, May 2, 2022 — Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced that it has completed its previously announced repurchase right offer relating to its 1.625% Convertible Senior Notes due 2024 (CUSIP No. 06684L AB9) (the “Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Thursday, April 28, 2022. Based on the information from Citibank, N.A. as paying agent for the Notes, US$108,718,000.00 aggregate principal amount of the Notes were validly surrendered and not withdrawn for repurchase prior to the expiration of the repurchase right. The aggregate amount of the repurchase price is US$108,718,000.00. The Company has accepted all of the surrendered Notes for repurchase and has forwarded cash in payment of the same to the paying agent for distribution to the applicable holders. Following settlement of the repurchase price, there is no Notes remain outstanding under the Indenture.

 Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.baozun.com.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit https://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com